Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2021.

2021
As at 31 December	m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,752

£m
Group equity
Called up share capital and share premium	4,536
Other equity instruments	12,259
Other reserves	1,770
Retained earnings	50,657
Total equity excluding non-controlling interests	69,222
Non-controlling interests	989
Total equity	70,211
Group indebtedness
Subordinated liabilities	12,759
Debt securities in issue	98,867
Total indebtedness	111,626
Total capitalisation and indebtedness	181,837
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	15,549
Performance guarantees, acceptances and endorsements	5,797
Total contingent liabilities	21,346
Documentary credits and other short-term trade related transactions	1,584
Standby facilities, credit lines and other commitments	344,127
Total commitments	345,711